Mail Stop 3561

February 8, 2006

By U.S. Mail and Facsimile [(954) 351-1245]

Mr. Jeffrey Kastner, CFO
Flanigan's Enterprises, Inc.
5059 N.E. 18th Avenue
Fort Lauderdale, Florida 33334

> **Re:** **Flanigan's Enterprises, Inc.**
> **Form 10-K for the fiscal year ended October 1, 2005**
> **File No. 01-06836**

Dear Mr. Kastner:

We have reviewed your filing and have the following comments. Where indicated, we think you should provide the supplemental information requested or revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business
Investment in Limited Partnerships
Miami, Florida, page 7
1.   In your discussion of the substantial structural deficiencies found in the building premises of the Miami restaurant, we note that you and the landlord had agreed to equally share in the cost of the renovations to the building. Please tell us the amounts that you have received, or expect to receive, as reimbursement from the landlord for the required leasehold improvements. In addition, please explain your accounting policy for the amounts paid by the landlord, including your consideration of the guidance found in FASB Technical Bulletin 88-1 ("FTB 88-1").

New Limited Partnership Restaurants, page 32

2.   Regarding your discussion of new leases and the "construction period before which the rent begins", please tell us your accounting treatment of any delayed or reduced rent payments during this time. We note your lease policy, per Note 9 to the financial statements, which states that rent expense is recognized on a straight line basis over the term of the lease. Please tell us whether this policy also applies to any delayed or reduced rent payments during the construction period. In addition, please tell us whether the pre-opening rent level is increased to the normal rate upon commencement of the opening of the restaurant, or whether the pre-opening rate extends past the restaurant opening date for a pre-determined amount of time.

Consolidated Statements of Income, page F-3

3.   In future filings, please revise to include losses on abandonment of property and equipment as a component of income from operations, and revise to present minority interests after income tax expense. See Rule 5-03 of Regulation S-X.

Note 1. Summary of Significant Accounting Policies
Inventories, page F-7

4.   Please revise your disclosure to include your policy for identifying and recording excess or obsolete inventory, and to clarify when franchise royalties are "earned".

Note 5. Investments in Limited Partnerships
Pinecrest, Florida, page F-16

5.   We note your disclosure regarding the purchase of an existing restaurant in Pinecrest, Florida for the purchase price of $340,000. Please clarify whether $340,000 was the total purchase price, and tell us the allocation of the purchase price to all assets purchased and liabilities assumed. In addition, you state that you acquired a below market lease. Please explain your methodology for valuing the acquired lease and how you determined that the lease was below market value. Also, tell us whether the terms of the lease were renegotiated at the time of the purchase. Lastly, it appears that no amortization has been recorded on the $340,000 balance that is recorded in other assets related to the below market value lease. As the purchase was entered into in 2003, please explain why no amortization (i.e. rent expense) has been recorded as of October 1, 2005.

Wellington, Florida, page F-18

6.   You indicate that the limited partnership, which is consolidated, raised $1,850,000 in a private placement in fiscal 2005. This does not appear to be reflected in your statement of stockholders' equity or in your statement of cash flows. Supplementally explain to us how you recorded this private placement.

General

7.   In future filings, please include Schedule II – Valuation and qualifying accounts, per Rule 5-04 of Regulation S-X.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Kristin Shifflett at (202) 551-3381 or Mr. Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at with any other questions.

Sincerely,

David R. Humphrey
Accounting Branch Chief